TELE NORTE LESTE AND TELEMAR NORTE LESTE HIRE INVESTMENT BANKS TO CARRY OUT VALUATION OF PEGASUS

Rio de Janeiro, Brazil – July 11, 2002 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: **TNE**), the holding company of providers of telecommunications services in the North, Northeastern and Eastern regions of Brazil, and its Fixed-Line Subsidiary TELEMAR NORTE LESTE S.A. ("**TELEMAR**") today announced that:

(a) they have hired the investment banks UBS Warburg and Goldman Sachs & Co., to conduct an economic and financial valuation analysis concerning the possible acquisition of control or an increase in the current ownership interest held in the capital stock of **PEGASUS TELECOM S/A ("Pegasus");**

(b) **TNE** already holds an ownership interest equal to 24.4% of the total capital stock of **Pegasus,** represented by non-voting preferred shares, whereas **TELEMAR** holds an interest of less than 0.5% of the total capital stock, of the same class and type of shares;

(c) **Pegasus** is a company located in São Paulo, which provides specialized limited services, covering broadband data transmission and Internet access services, primarily in the corporate market, supported by a fiber-optic and a wireless transmission network, in several cities of the south, southeast and center-south regions of Brazil. **Pegasus** also holds licenses to provide specialized network services throughout Brazil and internationally;

(d) **Pegasus** has several metro rings and a backbone covering the states of Minas Gerais, Goiás, Distrito Federal (Brasília), Rio de Janeiro, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul, which complement **TELEMAR**'s long distance backbone;

(e) The possible acquisition of control or increase in the ownership interest of **Pegasus** by **TNE** and/or **TELEMAR** as well as the form of such acquisition or increase and other conditions inherent to this type of transaction have not yet been defined and will be disclosed in due course to the market;

(f) Should it be decided that part of the capital or the stock control of **Pegasus** will be acquired, which should be determined within the next 90 days, the transaction will be submitted for the approval of ANATEL.